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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2013 and 2012
(Dollars in thousands)

	June 30, 2013	June 30, 2012
	(Unaudited)
Earnings:
Net income	$82,786	$322,074
Add:
Provision (benefit) for income taxes	27,680	(75,953)
Fixed charges	763,477	788,805
Less:
Capitalized interest	(11,006)	(7,222)

Earnings as adjusted (A)	$862,937	$1,027,704

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$218	$196
Ratio of income before provision (benefit) for income taxes to net income	133%	76%

Preferred dividend factor on pretax basis	290	149

Fixed Charges:
Interest expense	750,102	779,074
Capitalized interest	11,006	7,222
Interest factors of rents	2,369	2,509

Fixed charges as adjusted (B)	763,477	788,805

Fixed charges and preferred stock dividends (C)	$763,767	$788,954

Ratio of earnings to fixed charges ((A) divided by (B))	1.13x	1.30x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.13x	1.30x

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  EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2013 and 2012 (Dollars in thousands)